Exhibit 99.1

Stevanato Group Reports First Quarter 2023 Financial Results

- Reiterates Full Year 2023 Guidance -

PIOMBINO DESE, Italy – May 4, 2023 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the first quarter of 2023, and maintained its fiscal 2023 guidance.

First Quarter 2023 Highlights (compared with the same period last year)

•
First quarter revenue increased 12% to €238 million.
•
Revenue from high value solutions increased to 32% of total revenue.
•
Diluted earnings per share of €0.11 and adjusted diluted earnings per share of €0.11.
•
Adjusted EBITDA margin increased 50 basis points to 26%.
•
The Company is reiterating its full year 2023 guidance of revenue in the range of €1.085 billion to €1.115 billion, adjusted diluted EPS between €0.58 and €0.62, and adjusted EBITDA in the range of €290.5 million to €302.5 million.

First Quarter Results
Revenue for the first quarter of 2023 increased 12% to €238 million (approximately 11% on constant currency basis), compared with the same period last year, mainly driven by growth in both of the Company's business segments, and the continuing shift to high value solutions. For the first quarter of 2023, revenue from high value solutions increased to 32% of total revenue, compared with 29% in the same period last year, driven by increased customer demand. For the first quarter of 2023, revenue related to Covid-19 decreased 57% and represented approximately 4% of revenue compared with approximately 10% of revenue in the first quarter of 2022.

For the first quarter of 2023, gross profit margin increased 20 basis points to 32%, compared with the same period last year, driven principally by the mix shift towards more accretive high value solutions, and to a lesser extent, improved gross profit margin in the Engineering Segment. As expected, this was offset by the increase in industrial costs and higher depreciation as the Company's new plants come into service.

Operating profit margin for the first quarter of 2023 decreased 80 basis points to 17.1% mostly due to higher selling, general and administrative expenses to support growth initiatives. Excluding start-up expenses related to the Company's new manufacturing plants, adjusted operating profit margin for the first quarter of 2023 was 18.3% and was consistent with the same period last year.

Franco Moro, Chief Executive Officer, stated, “We are investing in growth platforms to expand our capacity for more accretive high value solutions in order to satisfy customer demand. With the expected growth in biologics, we see ample opportunities in treatment classes such as GLP1s, monoclonal antibodies, mRNA applications as well as biosimilars, and we are well positioned to capitalize on favorable industry trends which we expect will drive durable, organic growth."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)
For the first quarter of 2023, revenue grew 13% to €195.5 million (approximately 12% on a constant currency basis), compared with the prior-year period, driven primarily by growth in the Company's core drug containment business. For the first quarter of 2023, revenue from high value

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

solutions increased 25% to €76.7 million, while revenue from other containment and delivery solutions increased 7% to €118.8 million.

Year-over-year gross profit margin expansion was principally driven by the mix shift to more accretive high value solutions, which resulted in a gross profit margin of 33.7%. For the first quarter of 2023, operating profit margin was 19.8% and lower compared with last year due to higher SG&A expenses to support growth initiatives.

Engineering Segment
Revenue increased 7% to €42.4 million for the first quarter of 2023, compared with the same period last year, driven by higher sales from pharmaceutical visual inspection lines, and assembly and packaging lines.

For the first quarter of 2023, gross profit margin increased 30 basis points to 21.7% driven by margin expansion in all product families and continued business optimization efforts. Operating profit margin in the first quarter of 2023 increased 140 basis points to 15.2%, compared with the prior-year period, due to higher gross profit and better absorption of SG&A costs.

Balance Sheet and Cash Flow
As of March 31, 2023, the Company had net debt of €46.5 million, cash and cash equivalents of €158.8 million, and €130 million available under its loan agreements. The Company believes that it has adequate liquidity to fund near-term growth. As expected, capital expenditures for the first quarter totaled €113.2 million, as the Company continues its strategic investments in capacity expansion for high value solutions to meet customer demand.

For the first quarter 2023, cash generated from operating activities was €37.1 million, which reflects our current working capital needs to support growth in the business. Cash used for investing activities was €128.8 million which resulted in negative free cash flow of €91.0 million.

New Order Intake and Backlog
For the first quarter of 2023, new order intake decreased to approximately €236 million, compared with €324 million in the same period last year, due to the expected decrease in Covid-19 orders and the normalization of customer ordering patterns as global supply chains continue to stabilize. For the first quarter of 2023, committed backlog totaled approximately €955 million.

Reiterating 2023 Guidance
The Company is reiterating its fiscal year 2023 guidance and still expects:

•
Revenue in the range of €1.085 billion to €1.115 billion,
•
Adjusted diluted EPS in the range of €0.58 to €0.62,
•
Adjusted EBITDA in the range of €290.5 million to €302.5 million.

Executive Chairman, Franco Stevanato, concluded, "Our decades of experience in delivering high quality, high performing products makes us a partner of choice with customers. Our long history of embedding science and technology to drive continuous advancements has led to a highly differentiated product portfolio. Together with our global footprint, and our integrated end-to-end products, we offer customers a unique value proposition which provides us with sustainable, competitive advantages in an environment of robust customer demand and favorable secular tailwinds."

Conference Call
The Company will host a conference call and webcast at 8:30 a.m. (ET) on Thursday, May 4, 2023 to

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

discuss financial results. During the call, management will refer to a slide presentation which will be available at 6:30 a.m. (ET) on the day of the call on the “Financial Results” page under the Company's Investor Relations section of its website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the call using the following link: http://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=4544003&linkSecurityString=514976446

Webcast: A live, listen-only webcast of the call will be available at the following link:https://87399.choruscall.eu/links/stevanato230504.html

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: + 39 02 802 09 11

UK: + 44 1 212 818004

USA: +1 718 705 8796

USA Toll Free: +1 855 265 6958

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website at:

https://ir.stevanatogroup.com/financial-results.

Forward-Looking Statements

This press release may include forward-looking statements. The words "expect,” "expects," "see," “is reiterating,” “rising,” "drive," "continues," "continuing," "believes," "continuous," “increased,” “well positioned,” “favorable,” "growth," "durable," and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the investments the Company expects to receive, the expansion of manufacturing capacity, the Company’s plans regarding its presence in the U.S., business strategies, the Company’s capacity to meet future market demands and support preparedness for future public health emergencies, and results of operations. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CAPEX. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Consolidated Income Statement

(Amounts in € millions, except per share data)

(Unaudited)

	For the three months
	ended March 31,

	2023	%	2022	%

Revenue	238.0	100.0%	212.1	100.0%
Costs of sales	161.7	68.0%	144.6	68.2%
Gross Profit	76.3	32.0%	67.5	31.8%
Other operating Income	1.2	0.5%	1.5	0.7%
Selling and Marketing Expenses	6.1	2.5%	4.9	2.3%
Research and Development Expenses	8.6	3.6%	7.7	3.6%
General and Administrative Expenses	22.2	9.3%	18.5	8.7%
Operating Profit	40.6	17.1%	37.9	17.9%
Finance Income	4.4	1.8%	3.0	1.4%
Finance Expense	9.0	3.8%	4.6	2.2%
Profit Before Tax	36.0	15.1%	36.3	17.1%
Income Taxes	7.8	3.3%	8.5	4.0%
Net Profit	28.3	11.9%	27.8	13.1%
Earnings per share
Basic earnings per common share	0.11		0.10
Diluted earnings per common share	0.11		0.10

Average common shares outstanding	264.7		264.7
Average shares assuming dilution	265.4		264.7

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reported Segment Information

(Amounts in € millions)

(Unaudited)

	For the three months ended March 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	195.5	42.4	—	238.0
Inter-Segment	0.4	49.4	(49.8)	—
Revenue	196.0	91.8	(49.8)	238.0

Gross Profit	66.0	19.9	(9.6)	76.3
Gross Profit Margin	33.7%	21.7%		32.0%

Operating Profit	38.7	14.0	(12.1)	40.6
Operating Profit Margin	19.8%	15.2%		17.1%

	For the three months ended March 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	172.4	39.6	—	212.1
Inter-Segment	0.3	23.5	(23.8)	—
Revenue	172.7	63.1	(23.8)	212.1

Gross Profit	56.8	13.5	(2.8)	67.5
Gross Profit Margin	32.9%	21.4%		31.8%

Operating Profit	35.7	8.7	(6.5)	37.9
Operating Profit Margin	20.7%	13.8%		17.9%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended March 31,
	2023	2022
Cash flow from operating activities	37.1	5.2
Cash flow used in investing activities	(128.8)	(54.7)
Cash flow from/ (used in) financing activities	22.0	3.1
Net change in cash and cash equivalents	(69.7)	(46.4)

Non-U.S. GAAP Financial Information

This press release contains non-U.S. GAAP financial measures. Please refer to "Non-U.S. GAAP Financial Information" and the tables included in this press release for a reconciliation of non-U.S. GAAP financial measures.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

(Unaudited)

Three months ended March 31, 2023	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	195.5	42.4
Effect of changes in currency translation rates	(2.2)	0.0
Organic Revenue (Non-IFRS GAAP)	193.3	42.5

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of EBITDA

(Amounts in € millions)

(Unaudited)

	For the three months ended March 31,		Change
	2023	2022	%
Net Profit	28.3	27.8	1.8%
Income Taxes	7.8	8.5	-8.2%
Finance Income	(4.4)	(3.0)	46.7%
Finance Expenses	9.0	4.6	95.7%
Operating Profit	40.6	37.9	7.1%
Depreciation and Amortization	18.4	15.2	21.1%
EBITDA	59.0	53.1	11.1%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

(Unaudited)

Three months ended March 31, 2023	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	59.0	40.6	7.8	28.3	0.11
Adjusting items:
Start-up costs new plants (1)	2.9	2.9	0.8	2.1	0.01
Adjusted	61.9	43.6	8.5	30.4	0.11
Adjusted Margin	26.0%	18.3%	—	—	—

Three months ended March 31, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	53.1	37.9	8.5	27.8	0.10
Adjusting items:	—	—	—	—	—
Start-up costs new plants (1)	0.9	0.9	0.1	0.8	0.01
Adjusted	54.0	38.8	8.6	28.6	0.11
Adjusted Margin	25.5%	18.3%

(1)
During the three months ended March 31, 2023 and 2022, the Group recorded €2.9 million and €0.9 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Capital Employed

(Amounts in € millions)

(Unaudited)

	As of March 31, 2023	As of December 31, 2022

- Goodwill and Other intangible assets	78.0	79.4
- Right of Use assets	18.0	19.3
- Property, plant and equipment	738.7	641.4
- Financial assets - investments FVTPL	0.7	0.8
- Other non-current financial assets	1.0	1.0
- Deferred tax assets	72.6	69.2
Non-current assets	909.2	811.1

- Inventories	245.5	213.3
- Contract Assets	110.5	103.4
- Trade receivables	240.9	212.7
- Trade payables	(235.6)	(239.2)
- Advances from customers	(54.7)	(26.6)
- Contract Liabilities	(10.4)	(14.8)
Trade working capital	296.2	248.8

- Tax receivables and Other receivables	55.7	54.0
- Tax payables and Other liabilities	(130.7)	(111.1)
Net working capital	221.2	191.7

- Deferred tax liabilities	(20.3)	(21.0)
- Employees benefits	(6.8)	(8.3)
- Provisions	(5.6)	(5.5)
- Other non-current liabilities	(20.7)	(18.1)
Total non-current liabilities and provisions	(53.4)	(52.9)

Capital employed	1,077.0	949.9

Net cash/ (debt)	(46.5)	46.0

Equity	(1,030.5)	(995.9)

Total equity and net debt	(1,077.0)	(949.9)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Free Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended March 31,
	2023	2022
Cash Flow from Operating Activities	37.1	5.2
Interest paid	0.9	0.8
Interest received	(0.2)	(0.2)
Purchase of property, plant and equipment	(127.7)	(52.7)
Purchase of intangible assets	(1.1)	(1.9)
Free Cash Flow	(91.0)	(48.8)

Net Cash / (Net Debt)

(Amounts in € millions)

(Unaudited)

	As of March 31,	As of December 31,
	2023	2022
Non-current financial liabilities	(143.3)	(148.4)
Current financial liabilities	(84.7)	(70.7)
Other non-current financial assets - Derivatives	2.7	2.8
Other current financial assets	20.1	33.6
Cash and cash equivalents	158.8	228.7
Net Cash/ (Debt)	(46.5)	46.0

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

CAPEX

(Amounts in € millions)

(Unaudited)

	For the three months ended March 31,		Change
	2023	2022	€
Addition to Property, plants and equipment	112.1	51.9	60.2
Addition to Intangible Assets	1.1	1.9	(0.8)
CAPEX	113.2	53.8	59.4

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of 2023 Guidance

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

(Unaudited)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS *
Reported	1,085.0 - 1,115.0	281.3 - 293.3	199.9 - 211.9	147.8 - 156.9	0.56 - 0.59
Adjusting items:
Start-up costs new plants		9.1	9.1	6.8	0.03
Adjusted	1,085.0 - 1,115.0	290.5 - 302.5	209.0 - 221.0	154.6 - 163.7	0.58 - 0.62

*May not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290